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                                                                  Exhibit (a)(8)
                                                                         2002-17
NEWS RELEASE

[Hecla Logo]



                   HECLA ANNOUNCES EXTENSION OF EXCHANGE OFFER
                      FOR PREFERRED STOCK TO JULY 25, 2002

                              FOR IMMEDIATE RELEASE
                                  July 23, 2002

     COEUR D'ALENE, IDAHO - Hecla Mining Company (HL & HLPrB: NYSE) today announced that it will extend the tender period of its previously announced offer to holders of its Series B Cumulative Convertible Preferred stock to exchange each of their preferred shares for 7 shares of Hecla common stock. The tender period is being extended to allow additional time for holders of Series B Cumulative Convertible Preferred stock to tender their shares.

     As a result of the extension, holders of Series B Cumulative Convertible Preferred stock will have until 5:00 p.m. New York City time on Thursday, July 25, 2002, to validly tender their preferred shares to Hecla, for which Hecla will exchange 7 shares of Hecla common stock for each share of preferred stock tendered. The exchange offer was initially scheduled to expire at 12:00 Midnight New York City time on July 22, 2002.

     According to American Stock Transfer & Trust Company, the Exchange Agent for the tender offer, as of July 22, 2002, approximately 1.6 million shares of Hecla's Series B Cumulative Convertible Preferred stock have been validly tendered and not withdrawn, representing approximately 70% of the total number of preferred shares outstanding. Previously tendered shares may be withdrawn until accepted at termination of the offer.

     This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Hecla. Investors are urged to read the relevant tender offer documents that have been filed with the Securities and Exchange Commission by Hecla because they contain important information concerning the offer. You are able to obtain a free copy of the documents filed by Hecla with the Commission at the Commission's website at http://www.sec.gov.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 111-year-old company, Hecla has long been well known in the mining world and financial markets as a primary silver producer.

  Contact:  Vicki J. Veltkamp, vice president - investor and public relations,
                                  208/769-4144
     Hecla's Home Page can be accessed on the Internet at: http://www.hecla-
                                   mining.com